# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: FB Bancorp Inc, CIK 0002013639
CUSIP: 31425A109
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 830 W. Causeway Approach, Mandeville, Louisiana (LA), 70471-3085
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001126328

## Reporting persons
- Delaware Charter Guarantee & Trust Company on behalf of FB Bancorp Inc: type of reporting person: employee benefit plan or endowment fund (EP); citizenship or place of organization: Delaware (DE); sole voting power 290,127; shared voting power 1,587,000; sole dispositive power 0; shared dispositive power 1,877,127; aggregate amount beneficially owned 1,877,127 (9.5% of the class)

## Item 1. Issuer
Name of issuer: FB Bancorp Inc
Address of issuer's principal executive offices: 830 W. Causeway Approach, Mandeville, LA, 70471-3085

## Item 2. Person Filing
Name of person filing: Delaware Charter Guarantee & Trust Company dba Principal Trust Company as Directed Trustee for the Fidelity Bank 401(k) Retirement Plan and the Fidelity Bank Employee Stock Ownership Plan
Address of principal business office or, if none, residence:
1013 Centre Road Ste 300
Wilmington, DE 19805-1265
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: employee benefit plan or endowment fund (EP)

## Item 4. Ownership
Amount beneficially owned: The Fidelity Bank 401(k) Retirement Plan and the Fidelity Bank Employee Stock Ownership Plan ("Plans") are subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Delaware Charter Guarantee & Trust Company dba Principal Trust Company acts as the Directed Trustee of the Fidelity Bank 401(k) Retirement Plan and the Fidelity Bank Employee Stock Ownership Plan ("Trust"). As of December 31, 2024, the Trust held 290,127 shares of the Issuer's common stock and 1,587,000 of such shares were held, unallocated, for allocation in future years. The securities reported include all shares held of record by the Trustee. The Trustee follows the directions of the investment fiduciary named in the Plans, or other parties designated in the respective Plan's trust agreement, with respect to voting and disposition of shares. The Trustee, however, is subject to certain fiduciary duties under ERISA as limited in the trust agreements. The Trustee disclaims beneficial ownership of the shares of common stock that are the subject of this Schedule 13G.
Percent of class: Percent of class: The 1,877,127 shares of common stock represent 9.5% of the Issuer's outstanding shares of common stock. The percent of class is based on shares outstanding as of December 31, 2024, as provided by the Issuer.
Sole power to vote or to direct the vote: 290,127
Shared power to vote or to direct the vote: 1,587,000
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 1,877,127

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Shares as to which this Schedule 13G is filed are owned by the Plan on behalf of numerous participants, which participants receive dividends and the proceeds of the sale of such shares. No such participant is known to have such an interest with respect to more than 5% of the class, except as follows: None.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Not Applicable

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: Not Applicable

## Item 9. Notice of Dissolution of Group
Notice of dissolution of group: Not Applicable

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Delaware Charter Guarantee & Trust Company on behalf of FB Bancorp Inc: /s/ Christopher Taylor, Christopher Taylor/Chief Operating Officer (02/14/2025)